

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

via fax (206) 701-2218

October 1, 2010

Brian C. Henry
Chief Financial Officer and
Executive Vice President
Cray Inc.
901 Fifth Avenue, Suite 1000
Seattle, WA 98164

> **Re:** **Cray Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed March 16, 2010**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2010**
> **Filed August 6, 2010**
> **File No. 000-26820**

Dear Mr. Henry:

We have reviewed your letter dated September 8, 2010 in connection with the above-referenced filings and have the following comments. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated August 10, 2010.

Form 10-K for Fiscal Year Ended December 31, 2009

Part III (Incorporated by reference from the Definitive Proxy Statement filed on April 22, 2010)

Individual Balanced Scorecards, page 28

1.   We note your response to prior comment 2. On page 29 of the definitive proxy statement, you disclose the percentage achievement for each of the quantitative financial performance goals applicable to your 2009 cash incentive plan. Please tell us, and

confirm that you will disclose in future filings as applicable, the degree to which each of your executives met their leadership goals for 2009 and the degree to which Dr. Williams and Mr. Miller's achieved their product development and marketing goals.

Form 10-Q for Fiscal Quarter Ended June 30, 2010

Note 1. Basis of Presentation and Summary of Significant Accounting Policies

Revenue Recognition, page 6

2.   We note your response to our previous comment 3 where you state that for deliverables where you are unable to obtain VSOE or third party evidence ("TPE") of fair value, the company uses estimated selling price ("ESP") to allocate arrangement consideration, which is used most often in your supercomputer system sales arrangements. It appears that prior to the adoption of ASU 2009-13, you established fair value for the elements in your multiple-element arrangements using the guidance in ASC 605-25-30-7 through 30-9, which provided for use of VSOE or, if not available, third-party evidence of fair value. While your response indicates that you are able to obtain VSOE of fair value for your maintenance and certain other service deliverables it is unclear how you previously established fair value for your product deliverables. To the extent you relied upon the residual method to allocate revenues to the product element, tell us how you determined that use of the residual method was appropriate. In this regard, your response to comment 3 in your letter dated September 25, 2005 indicates that your supercomputer system sales transactions often involve deliveries of multiple systems, post-sale maintenance and implementation services. Therefore, it would appear that at certain points in time your product element may also be considered an undelivered element. Please describe further the methodology used to establish fair value of your product deliverables under the previous guidance in ASC 605-25-30 and how this compares to your use of the ESP to establish fair value upon adoption of ASU 2009-13. To the extent you were unable to establish fair value under the old guidance, please tell us why the adoption of ASU 2009-13 did not have a significant impact on the company's financial results.

3.   Your expanded disclosures in the Form 10-Q for the quarter ended June 30, 2010 note that ESP is established considering multiple factors including internal costs, gross margin objectives and pricing practices. However they do not include the methods used to determine ESP as required by ASC 605-25-50-2. Please further expand your disclosures, either here or in the critical accounting policies, to include a discussion on the methods used, such as using the list price less a discount or the cost plus a margin, as described in your response to our previous comment 3, and include your proposed expanded disclosure in your response.

You may contact Melissa Kindelan, Staff Accountant, at (202) 551-3564 or the undersigned at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Crispino, Staff Attorney, at (202) 551-3456 or Mark Shuman, Legal Branch Chief, at (202) 551-3462 with any other questions.

Sincerely,

Kathleen Collins
Accounting Branch Chief